NOWIGENCE INC.

101 S Tryon Street, 27th Floor, Charlotte, NC 28280

704-275-8546

February 5, 2021

Securities Exchange Commission

Re:	Request to Withdraw Acceleration Request of Nowigence, Inc., (the “Company”), dated February 2, 2021 for the Offering Statement on Form 1-A (POS-7).

To whom it may concern:

On behalf of the Company, I have requested to qualify Nowigence, Inc with correspondence via Edgar on February 2nd, 2021 on February 5, 2021 4:00 p.m. ET, and we are formally requesting to withdraw such request.

Thank you for the Staff’s cooperation in connection with this matter.

Sincerely,

/s/ Anoop Bhatia

Anoop Bhatia

CEO